As filed with the Securities and Exchange Commission on November 18, 2014

File No. 333-196874

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No.  1

NUVEEN INVESTMENT TRUST II

(Exact Name of Registrant as Specified in Charter)

333 West Wacker Drive

Chicago, Illinois 60606

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (312) 917-7700

Kevin J. McCarthy

Vice President and Secretary

333 West Wacker Drive

Chicago, Illinois 60606

(Name and Address of Agent for Service)

Copy to:

Deborah Bielicke Eades Vedder Price P.C. 222 North LaSalle Street Chicago, Illinois 60601	Eric F. Fess Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603

No filing fee is required because of reliance on Section 24(f) and an indefinite number of shares of common stock have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of Nuveen Investment Trust II (the “Registrant”) on Form N-14 (File No. 333-196874) (the “Registration Statement”) is being filed for the sole purpose of adding Exhibits 12 and 16(b) to Part C of the Registration Statement. This Post-Effective Amendment No. 1 hereby incorporates Part A and Part B from the definitive Proxy Statement/Prospectus and Statement of Additional Information as filed on July 28, 2014 pursuant to Rule 497(b).

PART C

OTHER INFORMATION

Item 15.  Indemnification.

Section 4 of Article XII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Section 4, every person who is, or has been, a Trustee, officer, employee or agent of the Trust, including persons who serve at the request of the Trust as directors, trustees, officers, employees or agents of another organization in which the Trust has an interest as a shareholder, creditor or otherwise (hereinafter referred to as a “Covered Person”), shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director, officer, employee or agent and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a)        against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b)        with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c)        in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition or a reasonable determination, based on a review of readily available facts (as opposed to a full trial-type inquiry), that he did not engage in such conduct:

(i)        by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii)        by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Section 4 shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Section 4, provided that either:

(a)        such undertaking is secured by a surety bond or some other appropriate security or the Trust shall be insured against losses arising out of any such advances; or

(b)        a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Section 4, a “Disinterested Trustee” is one (x) who is not an Interested Person of the Trust (including anyone, as such Disinterested Trustee, who has been exempted from being an Interested Person by any rule, regulation or order of the Commission), and (y) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

As used in this Section 4, the words “claim,” “action,” “suit” or “proceeding” shall apply to all claims, actions, suits, proceedings (civil, criminal, administrative or other, including appeals), actual or threatened; and the words “liability” and “expenses” shall include without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

The trustees and officers of the Registrant are covered by the Mutual Fund Professional Liability policy in the aggregate amount of $70,000,000 against liability and expenses of claims of wrongful acts arising out of their position with the Registrant and other Nuveen funds, except for matters that involve willful acts, bad faith, gross negligence and willful disregard of duty (i.e., where the insured did not act in good faith for a purpose he or she reasonably believed to be in the best interest of the Registrant or where he or she had reasonable cause to believe this conduct was unlawful). The policy has a $2,000,000 deductible for operational failures (after the deductible is satisfied, the insurer would cover 90% of any operational failure claims and the Fund would be liable for 10% of any such claims) and $1,000,000 deductible for all other claims.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

(1)(a)	Declaration of Trust of Registrant dated June 27, 1997.(1)

(1)(b)	Amended Establishment and Designation of Classes, dated November 14, 2012.(21)

(1)(c)	Amended and Restated Designation of Series, dated November 18, 2013.(26)

(2)	By-Laws of Registrant, amended and restated as of November 18, 2009.(17)

(3)	Specimen Certificate of Shares of the Registrant.(2)

(4)	Form of Agreement and Plan of Reorganization is filed herewith as Appendix I to Part A of this Registration Statement.

(5)	Not applicable.

(6)(a)	Investment Management Agreement between Registrant and Nuveen Asset Management (n/k/a Nuveen Fund Advisors, LLC), dated November 13, 2007.(13)

(6)(b)	Renewal of Investment Management Agreement between Registrant and Nuveen Fund Advisors, LLC (f/k/a Nuveen Asset Management), dated July 29, 2013.(25)

(6)(c)	Amended Schedules A and B of Investment Management Agreement between Registrant and Nuveen Fund Advisors, Inc. (n/k/a Nuveen Fund Advisors, LLC and f/k/a Nuveen Asset Management), dated December 9, 2013.(27)

(6)(d)	Investment Sub-Advisory Agreement between Nuveen Fund Advisors, LLC and Nuveen Asset Management, LLC, dated March 1, 2013.(26)

(6)(e)	Assignment and Assumption Agreement between Santa Barbara Asset Management, LLC and Nuveen Asset Management, LLC, dated March 1, 2013.(26)

(6)(f)	Notice of Continuance of Investment Sub-Advisory Agreement between Nuveen Fund Advisors, Inc. and Nuveen Asset Management, LLC, dated July 26, 2013.(26)

(7)(a)	Distribution Agreement between Registrant and John Nuveen & Co. Incorporated (a/k/a Nuveen Investments, LLC, n/k/a Nuveen Securities, LLC), dated August 1, 1998.(3)

(7)(b)	Renewal of Distribution Agreement between Registrant and John Nuveen & Co. Incorporated (a/k/a Nuveen Investments, LLC, n/k/a Nuveen Securities, LLC), dated July 30, 1999.(4)

(7)(c)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated July 31, 2000.(5)

(7)(d)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated July 31, 2001.(6)

(7)(e)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated July 31, 2002.(7)

(7)(f)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated July 31, 2003.(8)

(7)(g)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated August 3, 2004.(9)

(7)(h)	Renewal of Distribution Agreement between Registrant and Nuveen Investments, LLC (n/k/a Nuveen Securities, LLC), dated July 25, 2005.(10)

(7)(i)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 1, 2006.(12)

(7)(j)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 1, 2007.(14)

(7)(k)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 1, 2008.(15)

(7)(l)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 3, 2009.(16)

(7)(m)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 2, 2010.(18)

(7)(n)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 2, 2011.(19)

(7)(o)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 6, 2012.(21)

(7)(p)	Renewal of Distribution Agreement between Registrant and Nuveen Securities, LLC (f/k/a Nuveen Investments, LLC), dated August 6, 2013.(26)

(7)(q)	Form of Dealer Distribution, Shareholder Servicing and Fee-Based Program Agreement.(12)

(7)(r)	Form of Nuveen Funds Rule 22c-2 Agreement.(12)

(8)	Not applicable.

(9)(a)	Amended and Restated Master Custodian Agreement between the Nuveen Funds and State Street Bank and Trust Company, dated February 25, 2005.(11)

(9)(b)	Appendix A to the Custodian Agreement, dated December June 17, 2013.(25)

(10)(a)	Plan of Distribution and Service Pursuant to Rule 12b-1, dated February 28, 2013.(24)

(10)(b)	Multiple Class Plan Adopted Pursuant to Rule 18f-3, as amended November 14, 2012.(24)

(11)	Opinion and Consent of Vedder Price P.C.(28)

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus is filed herewith.

(13)(a)	Transfer Agency and Service Agreement between the Nuveen Mutual Funds and Boston Financial Data Services, Inc., dated May 11, 2012.(20)

(13)(b)	Amendment and Schedule A to Transfer Agency and Service Agreement, dated December 9, 2013.(15)

(14)	Consent of Independent Auditor.(29)

(15)	Not applicable.

(16)(a)	Powers of Attorney.(28)

(16)(b)	Powers of Attorney are filed herewith.

(17)	Form of Proxy Card.(29)

(1)	Incorporated by reference to the initial registration statement filed on Form N-1A for Registrant.
(2)	Incorporated by reference to the pre-effective amendment no. 1 filed on Form N-1A for Registrant.
(3)	Incorporated by reference to the post-effective amendment no. 2 filed on Form N-1A for Registrant.
(4)	Incorporated by reference to the post-effective amendment no. 4 filed on Form N-1A for Registrant.
(5)	Incorporated by reference to the post-effective amendment no. 7 filed on Form N-1A for Registrant.
(6)	Incorporated by reference to the post-effective amendment no. 9 filed on Form N-1A for Registrant.
(7)	Incorporated by reference to the post-effective amendment no. 11 filed on Form N-1A for Registrant.
(8)	Incorporated by reference to the post-effective amendment no. 12 filed on Form N-1A for Registrant.
(9)	Incorporated by reference to the post-effective amendment no. 13 filed on Form N-1A for Registrant.
(10)	Incorporated by reference to the post-effective amendment no. 15 filed on Form N-1A for Registrant.
(11)	Incorporated by reference to the post-effective amendment no. 18 filed on Form N-1A for Registrant.
(12)	Incorporated by reference to the post-effective amendment no. 23 filed on Form N-1A for Registrant.
(13)	Incorporated by reference to the post-effective amendment no. 37 filed on Form N-1A for Registrant.
(14)	Incorporated by reference to the post-effective amendment no. 45 filed on Form N-1A for Registrant.
(15)	Incorporated by reference to the post-effective amendment no. 46 filed on Form N-1A for Registrant.
(16)	Incorporated by reference to the post-effective amendment no. 66 filed on Form N-1A for Registrant.
(17)	Incorporated by reference to the post-effective amendment no. 69 filed on Form N-1A for Registrant.
(18)	Incorporated by reference to the post-effective amendment no. 70 filed on Form N-1A for Registrant.
(19)	Incorporated by reference to the post-effective amendment no. 76 filed on Form N-1A for Registrant.
(20)	Incorporated by reference to the post-effective amendment no. 84 filed on Form N-1A for Registrant.
(21)	Incorporated by reference to the post-effective amendment no. 86 filed on Form N-1A for Registrant.
(22)	Incorporated by reference to the post-effective amendment no. 88 filed on Form N-1A for Registrant.
(23)	Incorporated by reference to the post-effective amendment no. 89 filed on Form N-1A for Registrant.
(24)	Incorporated by reference to the post-effective amendment no. 92 filed on Form N-1A for Registrant.
(25)	Incorporated by reference to the post-effective amendment no. 96 filed on Form N-1A for Registrant.
(26)	Incorporated by reference to the post-effective amendment no. 97 filed on Form N-1A for Registrant.
(27)	Incorporated by reference to the post-effective amendment no. 99 filed on Form N-1A for Registrant.
(28)	Incorporated by reference to Registrant’s initial registration statement filed on Form N-14 on June 18, 2014 (333-196874).
(29)	Incorporated by reference to Pre-Effective Amendment No. 1 to Registrant’s initial registration statement filed on Form N-14 on July 24, 2014 (333-196874).

Item 17.  Undertakings.

(1)        The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)        The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (“the Securities Act”), and the Investment Company Act of 1940, as amended, the Registrant, Nuveen Investment Trust II, certifies that it meets all of the requirements for effectiveness of this post-effective amendment to its Registration Statement under Rule 485(b) under the Securities Act and has duly caused this post-effective amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, the State of Illinois on the 18th day of November, 2014.

NUVEEN INVESTMENT TRUST II

By:	/s/ Kathleen L. Prudhomme
Kathleen L. Prudhomme
Vice President and Assistant Secretary

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity		Date

/s/ Stephen D. Foy Stephen D. Foy	Vice President and Controller (principal financial and accounting officer)		November 18, 2014

/s/ Gifford R. Zimmerman Gifford R. Zimmerman	Chief Administrative Officer (principal executive officer)		November 18, 2014

William J. Schneider*	Chairman of the Board and Trustee	)	By: /s/ Kathleen L. Prudhomme Kathleen L. Prudhomme Attorney-in-Fact November 18, 2014
)
)
William Adams IV*	Trustee	)
)
)
Robert P. Bremner*	Trustee	)
)
)
Jack B. Evans*	Trustee	)
)
)
William C. Hunter*	Trustee	)
)

Signature	Capacity		Date

David J. Kundert*	Trustee	)
)
)
John K. Nelson*	Trustee	)
)
)
Thomas S. Schreier, Jr.*	Trustee	)
)
)
Judith M. Stockdale*	Trustee	)
)
)
Carole E. Stone*	Trustee	)
)
)
Virginia L. Stringer*	Trustee	)
)
)
Terence J. Toth*	Trustee	)
)

* An original power of attorney authorizing, among others, Kevin J. McCarthy, Kathleen L. Prudhomme and Gifford R. Zimmerman, to execute this registration statement, and amendments thereto, for each of the trustees of the Registrant on whose behalf this registration statement is filed, has been executed and is incorporated by reference herein or is filed as an exhibit herewith.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit

(12)	Opinion and Consent of Tax Counsel Supporting Tax Matters

(16)(b)	Powers of Attorney